SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CEDAR SHOPPING CENTERS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.06 PER SHARE

(Title of Class of Securities)

150602209

(CUSIP Number)

Roberta S. Matlin
President
Inland Investment Advisors, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209

1)	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,135,088(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,135,088(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,135,088(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.1%(2)

14)	Type of Reporting Person: CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.

(2)  The percentage is calculated based on a total of 67,711,581 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Investment Advisors, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,513,275(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,513,275(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,513,275(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.6%(2)

14)	Type of Reporting Person: IA, CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.  This number includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.

(2)  The percentage is calculated based on a total of 67,711,581 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Real Estate Investment Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,513,275(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,513,275(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,513,275(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.6%(2)

14)	Type of Reporting Person: HC, CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.

(2)  The percentage is calculated based on a total of 67,711,581 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons The Inland Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,513,275(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,513,275(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,513,275(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Row (11): 9.6%(2)

14)	Type of Reporting Person: HC, CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.

(2)  The percentage is calculated based on a total of 67,711,581 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons Daniel L. Goodwin

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Citizenship: United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 6,513,275(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 6,513,275(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,513,275(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 9.6%(2)

14)	Type of Reporting Person: HC, IN

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.  This number includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc. through its management of the discretionary accounts of Inland American Real Estate Trust, Inc. and Eagle Financial Corp.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2)  The percentage is calculated based on a total of 67,711,581 of the Issuer’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-K filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons Eagle Financial Corp.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.

(2)  The percentage is calculated based on a total of 67,711,581 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 1,000(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 1,000(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,000(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.0%(2)

14)	Type of Reporting Person: HC, CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.

(2)  The percentage is calculated based on a total of 67,711,581 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

CUSIP No. 150602209

1)	Names of Reporting Persons Inland Real Estate Corporation

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3)	SEC Use Only

4)	Source of Funds: WC, OO

5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6)	Place of Organization: Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With:	7)	Sole Voting Power: 0

	8)	Shared Voting Power: 377,187(1)

	9)	Sole Dispositive Power: 0

	10)	Shared Dispositive Power: 377,187(1)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 377,187(1)

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13)	Percent of Class Represented by Amount in Row (11): 0.6%(2)

14)	Type of Reporting Person: CO

(1)  The number of shares reported as beneficially owned is as of May 17, 2011.

(2)  The percentage is calculated based on a total of 67,711,581 of the Company’s shares of common stock, par value $0.06 per share, outstanding as of April 29, 2011, as disclosed in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 10, 2011.

This amendment (“Amendment No. 7”) amends and supplements the schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, The Inland Group, Inc., and Daniel L. Goodwin with the Securities and Exchange Commission (the “SEC”) on January 22, 2008 (the “Initial Statement,” and together with Amendment No. 1 filed with the SEC on February 14, 2008 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on February 19, 2008, Amendment No. 3 filed with the SEC on February 25, 2008 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on March 6, 2008, Amendment No. 5 filed with the SEC on March 10, 2008, Amendment No. 6 filed with the SEC on March 25, 2010 (“Amendment No. 6”) and this Amendment No. 7, the Schedule 13D”), in connection with the acquisition and beneficial ownership of Shares by Inland Real Estate Corporation, a Maryland corporation.  Capitalized terms used in this Amendment No. 7 without being defined herein have the meanings given to them in the Initial Statement, or one of the previous amendments, as applicable.

Item 2.                                                           Identity and Background

Item 2 is hereby amended and supplemented by the addition of the following information:

(a)                                  Inland Real Estate Corporation. (“IREC”)

(b)                                 State of Incorporation: Maryland

Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

(c)                                  Principal Business: IREC is a publicly held real estate investment trust (“REIT”) that owns, operates and develops (directly or through our unconsolidated entities) open-air neighborhood, community and power shopping centers and single-tenant retail properties located primarily in markets in the Midwest.

(d)                                 IREC has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)                                  IREC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.  To the knowledge of IREC, none of the executive officers and directors of IREC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix G filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of IREC, which information is incorporated by reference into this Item 2.

Inland American, IREC, Adviser, IREIC, TIGI, TIRETG, Eagle and Mr. Goodwin collectively are referred to herein as the “Reporting Persons.”

Item 4.                                                           Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Inland American, IREC and Eagle acquired the Shares for the purpose of making an investment in the Company.  Adviser beneficially owns the Shares by virtue of having discretionary authority to vote and dispose of the Shares pursuant to its Advisory Agreements with Inland American, Eagle and IREC.

Each of the Reporting Persons intends to continuously review its investment in the Company and may change its intent with respect to the Shares it beneficially owns.  Inland American and IREC may consider, and Adviser may recommend, various courses of action, including but not limited to: (i) acquiring beneficial ownership of additional Shares of the Company in a cash tender offer or exchange offer, directly or through a subsidiary; (ii) proposing a merger or sale or similar transaction between one or more of the Reporting Persons, or a subsidiary of a Reporting Person, and the Company; and (iii) seeking representation on the Company’s board of directors.  Any one or more of the Reporting Persons with dispositive power may determine to hold or dispose of all or a portion of the Shares that it now owns.  Alternatively, any one or more of the Reporting Persons may increase the number of Shares it beneficially owns without obtaining control of the Company.  In reaching any conclusion as to the foregoing, the Reporting Persons may consider various factors, such as the Company’s business and prospects, other developments concerning the Company, the respective business opportunities of the Reporting Persons, developments in their respective businesses and finances, and economic and stock market conditions generally.

Item 5.                                                           Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                  See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.

(b)                                 See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which each Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)                                  During the past 60 days, Adviser has effected the following Share transactions for the account of IREC, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share
5/6/11	Buy	61,347	$5.48
5/9/11	Buy	28,044	$5.65
5/10/11	Buy	10,000	$5.69
5/11/11	Buy	16,049	$5.65
5/12/11	Buy	5,000	$5.60
5/13/11	Buy	25,757	$5.51
5/16/11	Buy	25,990	$5.44
5/17/11	Buy	205,000	$5.25

To the knowledge of the Reporting Persons, none of the executive officers and directors of Inland American, IREC, Adviser, IREIC, Eagle, TIRETG or TIGI has effected any other transactions in Shares of the Company in the last 60 days.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Adviser has purchased Shares for the separate accounts of Inland American, IREC and Eagle and 8-7/8% Series A Cumulative Redeemable Preferred Stock of the Company for the separate accounts of IREC and Mr. Parks, pursuant to the terms of the corresponding Advisory Agreements with each of them, respectively.  Pursuant to each Advisory Agreement, the Adviser has full discretionary authority with respect to the investment and reinvestment of the securities issued by the Company in the separate accounts that each of Inland American, Eagle, Mr. Parks and IREC (each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Client may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as each Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American Advisory Agreement is attached to the Initial Statement as Exhibit 7.1, a form of advisory agreement into which each of Eagle and Mr. Parks has entered separately is attached to Amendment No. 3 as Exhibit 7.6 and a form of advisory agreement into which IREC has entered is attached to Amendment No. 6 as Exhibit 7.11, each of which is incorporated herein by reference.

Adviser, Inland American, IREC, TIRETG and Eagle are separate legal entities.  IREIC sponsored Inland American and IREC.  Adviser is a wholly owned subsidiary of IREIC.  Eagle is a wholly owned subsidiary of TIRETG.  IREIC and TIRETG are wholly owned subsidiaries of TIGI. Mr. Goodwin is the controlling shareholder of TIGI.  Certain of these entities have some common officers and directors; however, the boards of directors of Inland American and IREC are each comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that it manages within the respective investment guidelines provided to it by its clients, including Inland American, IREC and Eagle.  Mr. Goodwin, Mr. Parks and Ms. Roberta S. Matlin are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Inland American, Adviser, IREIC and TIGI have entered into a Voting Agreement with the Company, dated as of February 13, 2008 (the “Voting Agreement”) and attached to Amendment No. 1 as Exhibit 7.4.  The Company has represented in the Voting Agreement that through an action of its board the 9.9% ownership limit in its charter has been waived for Inland American, Adviser, IREIC and TIGI.  This waiver permits purchases and collective ownership of more than 9.9% of the outstanding Shares by these entities.  If the number of outstanding Shares is reduced for any reason during the term of the Voting Agreement, the Company has agreed that Inland American, Adviser, IREIC and TIGI will not be required to dispose of any of their holdings even if their beneficial ownership exceeds the maximum level of ownership permitted by the Voting Agreement.  If Shares beneficially owned by Inland American, Adviser, TIGI or IREIC are sold, transferred or otherwise disposed of during the term of the Voting Agreement, then they may not reacquire any Shares above the greater of (i) their then existing collective ownership percentage of the Company or (ii) the 9.9% ownership limit.

The Voting Agreement grants certain officers of the Company named in the Voting Agreement a proxy to vote the Additional Common Stock (as that term is defined in the Voting Agreement, the “Additional Common Stock”), and Inland American, Adviser, IREIC and TIGI have agreed otherwise to cause the Additional Common Stock to be (a) voted in favor of any matters proposed by the Company’s board of directors and presented to the Company’s stockholders; (b) voted for all nominees for directors that have been nominated by the Company’s board of directors; (c) voted against any matters or nominees for directors not proposed by the Company’s board of directors and presented to the Company’s stockholders; and (d) duly represented, in person or by proxy, at each meeting of stockholders of the Company duly called by the Company’s board of directors.

Inland American, Adviser, IREIC and TIGI have also agreed under the Voting Agreement that they will not, without the prior consent of the Company’s board, (w) directly or indirectly or through any other person or entity, solicit proxies with respect to voting securities under any circumstance; or become a “participant” in any “election contest” relating to the election of directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A under the Act); (x) deposit any voting securities in a voting trust, or subject any voting securities to a voting or similar agreement; (y) directly or indirectly or through or in conjunction with any other person or entity, engage in a tender or exchange offer for the Company’s voting securities made by any other person or entity without the prior approval of the Company, or engage in any proxy solicitation or any other activity with any other person or entity relating to the Company without the prior approval of the Company; or (z) become a member of a Section 13(d) group that is seeking to obtain or take control of the Company.

Each of the parties is entitled to seek specific performance under the Voting Agreement.  Unless terminated earlier by the written agreement of the parties, the Voting Agreement will terminate upon the earlier of (i) the sale or other disposition by Inland American, Adviser, IREIC and TIGI of the Additional Common Stock, (ii) February 13, 2018 or (iii) any action by the Company’s board of directors to revoke the waiver.

Because there is no written or other express agreement, except the Voting Agreement, between or among any of Inland American, IREC, Eagle, TIGI, IREIC and Mr. Goodwin to acquire, hold, vote or dispose of Shares, and because the services provided by investment advisers to clients generally do not create such an agreement between or among that adviser and its clients, the Reporting Persons in accordance with instruction (2) to the cover page of Schedule 13D do not affirm that they are acting as a “group” for purposes of Section 13(d) under the Act except with respect to the Additional Common Stock; however, in accordance with the perceived statutory purpose of Section 13(d) to inform investors as to accumulations of an issuer’s securities and because of the relationships among the Reporting Persons described in this Schedule 13D, the Reporting Persons have filed this Schedule 13D jointly pursuant to the rules promulgated under Section 13(d), including Rule 13d-1(k).  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships, legal or otherwise, among the persons named in Item 2 and between these persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.                                                           Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following exhibit:

Exhibit Number	Exhibit
7.12	Joint Filing Agreement with respect to this Amendment No. 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 18, 2011	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Brenda G. Gujral
		Name:	Brenda G. Gujral
		Title:	President

Dated:	May 18, 2011	INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
		Name:	Mark E. Zalatoris
		Title:	President and Chief Executive Officer

Dated:	May 18, 2011	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	May 18, 2011	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	May 18, 2011	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	President

Dated:	May 18, 2011	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Senior Vice President

Dated:	May 18, 2011	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	May 18, 2011	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Appendix G

Executive Officers and Directors of IREC

Names and Titles of IREC Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Thomas D’Arcy, Chairman	President and Chief Executive Officer of Grubb & Ellis Company.	1551 N. Tustin Avenue Suite 300 Santa Ana, California 92705 United States Citizen
Daniel L. Goodwin, Director	Chairman and President, The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Joel G. Herter, Director	Senior consultant of Wolf & Company LLP, certified public accountants.	Wolf & Company LLP 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen
Heidi N. Lawton, Director	President of Lawton Realty Group, Inc., a commercial real estate brokerage and management firm.	Lawton Realty Group, Inc. 2100 Clearwater Drive Oak Brook, Illinois 60523 United States Citizen
Thomas H. McAuley, Director	President of Inland Capital Markets Group, Inc., an affiliate of The Inland Group, Inc.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Thomas McWilliams, Director

Licensed real estate broker specializing in the development of retail, office and residential properties in the western suburbs of Chicago and president of United Energy Associates, Inc., a full service energy management company.

1014 Burlington Avenue P. O. Box 3672 Lisle, Illinois 60532 United States Citizen
Joel D. Simmons, Director	Executive Vice President of Grubb & Ellis Company.	5215 Old Orchard Road, Skokie, Illinois 60077 United States Citizen
William W. Anderson, Vice President - Transactions	Vice President - Transactions, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Beth Sprecher Brooks, Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Brett A. Brown, Senior Vice President, Chief	Senior Vice President, Chief Financial Officer and Treasurer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523

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Financial Officer and Treasurer		United States Citizen
D. Scott Carr, Senior Vice President of Portfolio Management	President of Inland Commercial Property Management, Inc., IREC’s property management subsidiary.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen
Mark E. Zalatoris, President and Chief Executive Officer	President and Chief Executive Officer, Inland Real Estate Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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